RED HEN APP LLC

A farmer-led marketplace for farms across USA to offer pickup, delivery, or shipping


RED HEN APP
• Creating a world where you can connect to local food in seconds.
• Communities are fed by the land around it.
• Every meal is healthier than ones before.
• Every dollar stays close to home.
• Every acre of farmland stays farmland.

redhenapp.com Newport, VA

Highlights

1. Founded by regenerative farmer w 160K+ community followers — built by someone who lived the problem
2. 470+ farms selling, 8,400 customers, adding 10 farms & 100 customers every week on $0 ad spend
3. Nationwide shipping launched — farm-fresh food delivered to any door in America
4. $17.5B DTC farm market — and no dominant player has cracked it yet
5. Built-in audience: 350K+ followers across social media = organic growth competitors can't replicate
6. Verified farm certification program — trust layer for consumers, differentiator for farms

Team



Lauren Lovejoy SPV Voting Proxy

First-gen farmer, nonprofit leader (10+ yrs), and founder of Regenerative Farmers of America (150K+ followers). Holds a Master's in Data Analytics. Built Red Hen to solve the exact problems she faced on her farm & as a local buyer.

redhenapp.com



Brett Burton Co-Founder & President

10+ yr marketing strategist, growth expert, creative entrepreneur and non-profit advisor. Built Red Hen to empower small farms and close the convenience gap for customers.

Pitch Deck

redhenapp.com
2026

Red Hen App

farm fresh food for everyone

Empowering small farms and health, locally conscious consumers through an intuitive, app-based marketplace. **The future of local food is here.**

Red Hen – Rebuilding the Food System One Farm Connection at a Time

Every week in America, more small farms close permanently. Not because people don't want what they grow — but because no one could find them

THE PROBLEM

American farms are disappearing.
The connection to fix it doesn't exist yet.

> The US once had 6.8 million farms. Today — fewer than 1.9 million. The lowest count in over a century.

Since 1981 alone, America has lost the equivalent of every farm in nine states combined. 85% of small farm households can't survive on farming income alone. They work second jobs to stay on the land they love.

Meanwhile millions of consumers want to buy directly from farms. They want to know where their food comes from. They want fresher, healthier food without the mystery of what's in it.

The farms exist. The customers exist. Red Hen is the connection.

So we built a solution.

Not just a product — but a way to reconnect people to real food, real farms, and real communities.

Red Hen is a mobile marketplace that makes buying directly from farms as easy as ordering on Amazon.

Real inventory. Real farmers. Real food. Search by location or product, see what's actually available today, and buy in a few clicks


Completed Orders
Calhoun Livestock LLC
New River Honey
Thank you for supporting farmers!
Continue Shopping
See Order Details

For farms

List real-time inventory. Reach customers nationwide. No monthly fee. No cost until you sell.

For customers

Find farms nearby or nationwide. See what's actually in stock today. Buy in minutes.

Our promise

2% from farms + 8% from customers — on completed sales only. We only earn when farmers earn.

1. **Open the app**
   Search by location, product type, or farming practice. See farms near you or nationwide.

2. **See real inventory**
   Not a static directory. What farms actually have available right now — meat, eggs, dairy, produce, and more.
3. **Buy in a few clicks**
   Pickup at the farm, local delivery, or shipped anywhere in America. Your choice.

This isn't a pitch for an idea. It's already working.

In under a year, a two-person bootstrapped team with zero venture capital built:

- **470+ farms** onboarded and actively selling across 40+ states
- **8,400+ customers** across nearly every state in the country
- **10 farms and 100 new customers added every week —** on a $0 advertising budget
- **Nationwide shipping launched —** farm-fresh food delivered to any door in America
- Orders flowing for local pickup and delivery before shipping even went live
- A 300-response consumer survey completed in 24 hours showing customers use Red Hen to support small farms, access decentralized food systems, and find fresher and healthier food

Demand was real before we had the infrastructure. Now we have both.



Red Hen
Portland
Sacramento
San Francisco
Los Angeles
San Diego
Las Vegas
States
Kansas City
St. Louis
Chicago
Toronto
Ottawa
Montreal
New York
Fort Worth

Farms listed on Red Hen as of 3/21/2026.

THE PRODUCT

Red Hen is a mobile marketplace that makes it effortless to shop directly from farms.

No subscriptions.

No complicated systems.

Just real food from real farmers.

Customers can:

- Discover farms nearby or nationwide
- Filter by how food is raised
- Choose pickup, delivery, or shipping

Already Working, Zero Paid Advertising

460+	7,800+	40+	$0
FARMS SELLING	CUSTOMERS	STATES	AD SPEND

+10	+100	300+
new farms per week	new customers per week	daily signups at shipping launch

Why now?

People are waking up to what's in their food.

People want:

- Transparency
- Healthier options
- Connection to where their food comes from
- Access to local farms
- Convenience when shopping amidst busy schedules

At the same time, farms need new ways to survive and grow.

Red Hen sits at the center of both shifts.

Why we'll win:

- We've already built & launched the app! (available now on the App Store and Play Store)
- We're not starting from scratch — we launched into an existing audience of 150K+ and growing across social platforms
- We're already growing rapidly on a $0 marketing budget
- The market is hungry for change — and for better food.
- Farms are using Red Hen as their primary online storefront

Revenue model:

We scale as sales grow and are completely aligned with farmer success. <u>We only win when farmers make sales</u>. Red Hen is a transactional based model, earning a small percentage fee on every transaction.

No monthly fees, no cost to download or sign up.



TOTAL ORDERS
102
Jun 2025 – Apr 2026
TOTAL GMV
$3,017
All orders to date
POST-SHIPPING GMV
$2,539
84% of all-time total
BEST MONTH
$1,040
April 2026 — in progress
$1100
$880
$660
$440
$220
$0
Shipping launched
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
Local pickup only
Shipping enabled
April (partial)
Shipping launch
Phase 1 — Jun–Oct 2025
Building supply density first
Year one was intentionally about onboarding farms. Without national shipping, every transaction required a buyer and farm to be geographically close — a chicken-and-egg problem we solved by building the supply side first. Orders were local, small, and proof-of-concept.
Phase 2 — Nov 2025 onward
Shipping unlocks the whole network
When national shipping launched in November, every farm we'd spent a year onboarding became accessible to any buyer in America. GMV immediately tripled and has been climbing since. April 2026 is already our strongest month on record with three days still remaining.
* April figures through April 28 only

Revenue beyond transactions

Our 10% transaction fee is just the beginning. We've already identified and begun activating three additional revenue streams that grow with the platform.

Farm subscriptions Q2 2026

Monthly listing tiers for farms that want premium placement, analytics, and storefront tools. Converts our supply base into

Premium ad placements Q2 2026

Promoted placement for farms offering shipping — reaching buyers nationwide at the

Newsletter sponsorships live

We've already sold **$600 in newsletter ad revenue** to sponsors reaching our 350K+ community of engaged local

recurring revenue independent of transaction volume.

moment of purchase intent. High-value inventory with a captive, purchase-ready audience.

food buyers. A scalable channel that monetizes our audience directly.

GROWTH LEVER #1

Website

Non-app users, untapped segment

GROWTH LEVER #2

Density

Geographic concentration

GROWTH LEVER #3

Expansion 2028

Strategic market channels

GMV Growth Scenarios (2026-2030)


Conservative Scenario
Moderate Scenario - PRIMARY
High Scenario
GMV ($ Millions - Log Scale)
$100M
$70M
$40M
$10M
$7M
$4M
May 2026 (Today)
EOY 2026
2027 (Website)
2028 (Expansion)
2029
2030

All projections are forward-looking and not guaranteed

Moderate Scenario: Year-by-Year Execution

May 2026 (Today)

$3K GMV | 450 farms, 7,600 customers

Baseline. National distribution. Core app product proven with early adopters.

EOY 2026

$30K GMV | Density emerging in 3-5 metros

Shipping matures. Repeat order rates improve. Early density signals visible.

2027: Website Launch + Density

$100K GMV | 450 farms scaled

Website removes app download barrier. Non-app users join platform. Order frequency increases in concentrated metros. 450-farm base grows to $100K annual GMV through existing channels.

Revenue: $10K | Operations Cost: $9K

2028: Strategic Expansion Launch

$3-6M GMV | Expansion channels live

First-generation growth channels launch mid-year. New farms and customer segments access Red Hen through strategic partnerships. Adoption accelerates Q3-Q4. Original 450 farms continue compounding with website and density.

Revenue: $300K-600K | Covers ops + builds toward payback

2029: Multi-Channel Maturation

$40-60M GMV | Multiple channels active

Expansion channels mature. Farm adoption accelerates through proven channels. Network effects compound. Website and density continue improving core user base. Payback increasingly feasible.

Revenue: $4-6M

2030: Scaled, Multi-Path Growth

$80-120M GMV | Platform diversified

Website, density, and expansion channels all mature. Farm base diversified across multiple growth channels. Repeat order rates high. Platform approaching profitability.

Revenue: $8-12M

All projections are forward-looking and not guaranteed

Don't skip this!

The data is showing us: **28% of our buyers have already returned for repeat purchases** — some ordering every single week.

We are now approaching a critical density threshold. For the first two seasons we were building supply — onboarding farms before buyers could meaningfully connect with them. That groundwork is done. With 385+ farms live and national shipping enabled, we're now seeing what happens when density and distribution meet: **orders are accelerating.**

Use of Funds

Website — (15%) *Most requested* Non-tech buyers don't shop on apps — and they're

often the highest-value customers. A web platform opens a market segment we can't reach today. Anyone will be able to find a farm, browse inventory, and buy in seconds with no download required.

We are currently in negotiations to acquire an existing direct-to-consumer marketplace that is actively generating revenue and serving 45 vendors. If the acquisition is completed, we intend to integrate Chop Local's platform with Red Hen rather than build from the ground up, which we believe would accelerate our timeline, provide immediate revenue, and reduce development costs. If the acquisition is not completed, these funds will be used to build a web platform independently.

There is no guarantee that the acquisition of Chop Local will be completed. Negotiations are ongoing and no binding agreement has been executed. The use of funds described above may change depending on the outcome of these negotiations. This forward-looking statement involves risks and uncertainties and should not be relied upon as a prediction of future results.

Platform improvements — (7%) *Retention* Targeted updates to inventory workflows and the checkout experience. Small fixes compound — a smoother process means more transactions.

Operations — (16%) *Runway* $750/month keeps the platform running — servers, tools, infrastructure. This funds 12 months of operations so we can execute without distraction.

Marketing — We grew to 450 farms and 8,000 customers without spending a dollar on paid social. That's the foundation we're building on.

This budget focuses on channels that compound over time, not campaigns that stop the moment you stop paying:

SEO & content — optimizing Red Hen so that when someone searches "buy local eggs near me" or "grass-fed beef delivered," we show up. Farm pages, product pages, and local landing pages that drive buyers to specific farms organically.

Google search ads — not social, but high-intent. Someone searching "local farm delivery" is already ready to buy. Our trial campaigns hit **$0.11 per click** against a food/ag industry average of $1–3. We know this works and we know what it costs.

Farm-driven word of mouth — when a farm joins Red Hen and tells their existing customers, we gain buyers for free. Part of this budget supports tools and content that make it easy for farms to bring their audience with them.



Most requested
Website
Older buyers don't shop on apps. A web platform opens a market segment we cannot currently reach — and they want to buy local.
Retention
Platform improvements
Targeted updates to inventory workflows and checkout experience. Small fixes compound into meaningfully better retention on both sides.
Growth
Marketing
Organic built this to 380 farms and 6,900 customers. Paid advertising accelerates what's already proven.

Why now?

People are waking up to what's in their food. Farms need customers now — not in five years. Red Hen is live, growing, and proven.

We're not asking you to believe in an idea. We're asking you to accelerate something already working.

Join us.

The farms on this platform are real. The farmers behind them are working land they love and trying to build something sustainable for their families and their communities.

Every dollar you invest connects more of them to buyers who want exactly what they grow.

This isn't a bet on an idea. It's a vote for the kind of food system you want to exist —

and the farms you want to still be there when you look for them.

Invest in Red Hen today. The farms can't wait.


Problem
The US has a health problem. The rise in chronic diseases has been attributed to poor diet and the inability to access healthy food. Simultaneously, the US has a rising interest in health and wellness lifestyles, supporting local businesses, and supporting planet and people focused enterprises.
A rise in profitable natural and health-focused grocery chains; Erewhon, Sprouts Farmers Market, Natural Grocers, and the increasing popularity of farmers markets across the country highlight this shift.
Despite rising consumer interest in local, organic food, most purchases still happen via centralized retailers.
Result: consumer spending habits are focused on traditional channels, often still opting for highly processed food branded as healthy, rather than local farm food.
Red Hen App
Discover More


Opportunity: a growing demand for local, organic, and healthier food options, with limited supply outside of conventional grocery chains
Why Now – Market Trends & Momentum
80% of Americans visit farmers markets annually; 42% go 6+ times
Farmers markets and direct-to-consumer avenues are growing +7–8% annually (Economic Research Service)
Expansion of local food movement: preference for fresh, healthy, community-centered purchases
Consumers expect grocery-like convenience even in niche markets
redhenapp.com


The Solution: Red Hen
Faithfully Sown
Thank you for supporting farmers!
Continue Shopping
redhenapp.com


A Solution for Farmers
Additional revenue stream alongside farmers markets and wholesaling
Build stable, repeatable customer relationships
Keep up to 98% of every sale
T-Bone
Product Name
Price
Quantity
Pounds
Delivery Methods
Dietary Preferences
redhenapp.com


A Solution for Customers
Filter for pasture-raised, additive-free, organic, regenerative, and more
Order via pickup, delivery, or shipping
Know exactly who you're buying from — and how it was raised
Three Springs Farm
Pasture Raised non-GMO Whole Young Chicken
$23.60 /ea.
Pasture Raised, Non-GMO Boneless Chicken Breasts
$14.18 /ea.
redhenapp.com


Roots Farm
Browse Farm Profile
Cart
Proceed to Checkout
Easily Add to Cart
Checkout
Delivery address
Delivery method for each product
Go To Payment
Easy Checkout Process
redhenapp.com


Market Size
2022 CENSUS OF AGRICULTURE
Net Farm Income
Average 1996-2022
Average 2013-2022
$ in billions, inflation-adjusted
$250
$200
$150
$100
$50
$0
redhenapp.com


Notifications
Market Size
Total Addressable Market
$36.2B
Serviceable Addressable Market
$7.1B
Serviceable Obtainable Market
$21.3M
redhenapp.com


Food and Drink Subscription Boxes Market
Total Addressable



2025
2029
RESEARCH AND MARKETS



U.S. Online Grocery Spending

Market

$36.2B

- D2C Farm Sales: ~$17.5B
- Food Subscription & Specialty E-Commerce: ~$6B
- According to eMarketer, digital grocery sales in the U.S. are projected at $254B in 2025.
  - Allocate a conservative 5% to reflect the niche focus of to reflect local, specialty, or regionally sourced items
  - $12.7B
- Total: $36.2B



MARYLAND
VIRGINIA

Serviceable Addressable Market

$7.1 B

- **Conservative** - Only online-ready farm D2C segment (~10% of D2C farm sales) = $1.75B
- **Moderate** - Includes online D2C + some niche grocery payouts (e.g., 20% of TAM components) = $7.7B
- **Aggressive** - Includes most on-farm D2C options + niche grocery inclusion = ~$12B



Magness Creek Farm

Serviceable Obtainable Market

$21.3 M

Assumptions:

- Take rate: 10% transaction fee
- Avg GMV per farm/year: $25,000 (justified via USDA median D2C revenue; adjust as available)

Year	Farms Onboarded	GMV (at $25k/farm)	Platform Revenue (10%)
Year 1	1,000	$25M	$2.5M
Year 2	2,500	$62.5M	$6.25M
Year 3	5,000	$125M	$12.5M
Aggressive Year 3	**10,000**	**$250M**	**$25M**

Revenue Model

Success Aligned with Farmer Sales.
Zero cost to download or list!

Transaction fee: ~8% from customers, 2% from farms

Merch & Newsletter Sponsorships to 8K+ list and growing for supplemental income

Future revenue potential:
Paid listings for farm stands without inventory (discoverable on map), paid subscriptions for enhanced features, tiered premium subscriptions for users and farmers, additional value added farm software





Differentiators

Regenerative Farmers of America: Aggregate following over 250K+ across 4 platforms as organic promotion arm

Lean, agile company with only 2 full time co-founders. Ability to move quickly at scale, low monthly costs to maintain app infrastructure.

Focus on User Behavior, Consumer Spending Habits - Highlight shopper user experience first, make is as convenient as possible to buy from farms direct.

Design & Utility First - Meeting customers where they are daily, on their iPhone or Android.



redhenapp.com

2025

Timeline to Date

- Oct — Company Creation
- Nov — 30K Founder Injection; Hiring Phase for Developers
- Dec — Development Begins
- Jan — 90K Friends and Family Invest
- Feb — Pre-Launch Campaign Begins
- Mar — 56K HoneyComb Credit Campaign
- Apr — MVP Development Finished
- May — 10K Founder Injection; UAT Phase
- Jun — Farmer Onboarding App Launch; *National App Launch!*
- Jul

redhenapp.com

Early Traction

Pre-Launch Success: 1K+ farms signed up, pre-launch. ~700 onboarding

Launch Success: 205 farms LIVE today. 11K active users in first 30 days!

Pricing tests: CAC averages of $0.30 per consumer, $10 per farm. Sign-ups via web and referrals

Metrics being tracked: DAU/MAU, farms vs customer ratio, CAC, LTV, download conversion rates, transaction conversion rates, CPC on pre-launch ads



User activity over time
11K
4.8K
345
42,378
1,431

redhenapp.com



Roadmap &Vision

Close your eyes, and picture this. It's 2028, you're ready to shop for groceries. You pick up your phone and open Red Hen. You scroll to the local farms you've purchased from before and order local eggs, grassfed beef, and organic kale, lettuce, tomatoes and blueberries ready to picked up Saturday morning. You find pasture raised bison from the Heartlands, olives and avocados from California, and grains, rice, and potatoes from various farms in the Midwest. You schedule it all to be delivered to your door next week.

80% of the food you're eating is directly from American based farms.

You're feeding your family a processed-food free diet.

All from your phone.
Life is good.

redhenapp.com

By the Numbers

Current trends suggest Rimberio client performance will improve. Over the next year, these projections show key performance indicator growth and improvements.



14% Customer App Conversion
24,302 aggregate visitors to Customer App.
Unique Customer Profiles: 3464
Conversion: .1425

5% Farm App Conversion Rate
13970 aggregate visitors to Customer App
Unique Farm Profiles: 672
Conversion: .048

31% Of Farm Profiles Public Ready to Shop
Of the 710 farm profiles created, 221 are visible and ready to shop

redhenapp.com

Where We're Going

52K Traffic needed for 10000 customer profiles*

4.5X Traffic needed for 1000 farms*

6mo with current Organic Growth Rate

2mo Goal with Paid Campaigns

*Aggregate Traffic to App and Play Store

All Organic Growth

Since launch, we have not spent a dime on ads. All growth is organic, with 100/day customer average.

Pre-Launch CPC

Cost per click via meta ads consistently $0.10-$0.30 with 30% sign up conversion rates from our landing page over 3-months.

Consumer

14% Conversion Rate. Goal is to test 25-30 landing pages with ad campaigns to increase traffic, test and improve conversions, and reach goals in as short as 2 months from campaign start

redhenapp.com

Growth Timeline

Month	Above timeline	Below timeline
Aug		Shipping Launches – App Update A
Sep	50-60K WeFunder Injection	National Ad Campaigns begin
Oct	App Update B	Fall Market Oureach Campaign
Nov	50-60K WeFunder Injection	Revenue Tier 1 Goal (see pro forma)
Dec	National Press Campaigns	
Jan		Winter Market Outreach Campaign
Feb		Revenue Tier 2 Goal
Mar	App Update C	
Apr	Seed Round Start Date	
May		

redhenapp.com

All projections are forward-looking and not guaranteed



UPLOAD CUSTOM PRODUCT PHOTOS!
12:24
Roots Farm
More info
Grass Fed American Raised Cattle
$11.99 /lb.
Pasture Raised Eggs
$5.00 /dz.
Organic Onions by the lb
$1.75 /lb.
Grass Fed Mozzarella
$14.00 /ea.

Product Roadmap

App Improvements for 2025

Upgrade A: National Shipping Release, farms can upload their own product pictures.
Status: In development
Estimate Deployment: Aug 15, 2025
Cost: $3800

Upgrade B: Web Based Application, Subscription Option implementation, Bulk orders (wholes, halves)
Status: In deployment
Estimated Deployment: Late Fall 2025
Est Cost: $15000
Maintenance Cost: TBD

redhenapp.com

Proud to offer the following farm certifications:

REAL ORGANIC PROJECT · CERTIFIED HUMANE RAISED & HANDLED · CERTIFIED NATURALLY GROWN · ANIMAL WELFARE APPROVED · DEMETER CERTIFIED BIODYNAMIC · American Grassfed

Product Roadmap

Q3-4 2025
Improve traffic and conversion: National shipping API roll-out, upload original product photos. Begin web-app development

Q1-2 2026
Further improve conversions, open new revenue channels. Complete Web-App Development, Farm Stand Subscription roll-out, enterprise product research

Q3-4 2026
Enterprise product development and roll-out. Development of user subscription options

redhenapp.com